Exhibit 99.1

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.4163 Canadian per share on the issued and outstanding Common shares payable on October 1, 2025 to shareholders of record at the close of business on September 10, 2025.

By order of the Board

Andrea Wood

Executive Vice President and Chief Legal and Governance Officer

Vancouver, British Columbia

July 31, 2025

Contact: Investor Relations

1-800-667-4871

ir@telus.com